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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MDI, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552705105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 Pages

CUSIP No. 552705105	Schedule 13G	Page 2 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only).

Crestview Capital Master, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		-0-
Number of	6	Shared Voting Power
Shares
Beneficially		500,000 (1)
Owned by	7	Sole Dispositive Power
Each Reporting
Person With:		-0-
	8	Shared Dispositive Power

		500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

1.3%(2)
12	Type of Reporting Person

PN

(1)	Consists of an immediately exercisable warrant to purchase 500,000 shares of Common Stock.

(2)	Based on 37,106,302 shares outstanding as of November 12, 2007, based on the Form 10-QSB filed by the Issuer on November 13, 2007.

CUSIP No. 552705105	Schedule 13G	Page 3 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only).

Crestview Capital Partners, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Illinois
	5	Sole Voting Power

		-0-
Number of	6	Shared Voting Power
Shares
Beneficially		500,000 (1)
Owned by	7	Sole Dispositive Power
Each Reporting
Person With:		-0-
	8	Shared Dispositive Power

		500,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

1.3%(2)
12	Type of Reporting Person

OO

(1)	Consists of an immediately exercisable warrant to purchase 500,000 shares of Common Stock.

(2)	Based on 37,106,302 shares outstanding as of November 12, 2007, based on the Form 10-QSB filed by the Issuer on November 13, 2007.

CUSIP No. 552705105	Schedule 13G	Page 4 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) is being filed jointly by Crestview Capital Master, LLC and Crestview Capital Partners, LLC (each, a “Reporting Person” and, collectively, the “Reporting Persons”) and amends and restates the Schedule 13G filed by Crestview Capital Master, LLC on May 31, 2006, as amended by Amendment No. 1 filed by Crestview Capital Master, LLC on December 20, 2006.

Item 1(a):	Name of Issuer.

MDI, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

10226 San Pedro Avenue, Suite 200
San Antonio, Texas 78216

Item 2(a):	Name of Person Filing.

Crestview Capital Master, LLC (“Crestview”)
Crestview Capital Partners, LLC (“Crestview Partners”)

Item 2(b):	Address of Principal Business Office or, if none, Residence.

c/o Crestview Capital Funds
95 Revere Drive, Suite A
Northbrook, Illinois 60062

Item 2(c):	Citizenship.

Crestview is a Delaware limited liability company.

Crestview Partners is an Illinois limited liability company.

Item 2(d):	Title of Class of Securities.

Common Stock, $.01 par value per share (“Common Stock”)

Item 2(e):	CUSIP Number.

552705105

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 552705105	Schedule 13G	Page 5 of 8 Pages

Item 4:	Ownership.

(a)	Amount Beneficially Owned:

Crestview is the record holder of 500,000 shares of Common Stock issuable upon the exercise of a warrant.

Crestview Partners is the sole manager of Crestview, and as such has the power to direct the vote and to direct the disposition of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the Common Stock owned by Crestview. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom are United States citizens, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described Common Stock held by Crestview and Crestview Partners; however each disclaims beneficial ownership of such Common Stock.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

CUSIP No. 552705105	Schedule 13G	Page 6 of 8 Pages

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following X.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. Each of Messrs. Flink, Hoyt, and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 552705105	Schedule 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

Crestview Capital Master, LLC

By:	Crestview Capital Partners, LLC, its Sole Manager

By:	/s/ Daniel Warsh
Manager

Crestview Capital Partners, LLC

By:	/s/ Daniel Warsh
Manager

CUSIP No. 552705105	Schedule 13G	Page 8 of 8 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.01 par value per share, of MDI, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008.

Crestview Capital Master, LLC

By:	Crestview Capital Partners, LLC, its Sole Manager

By:	/s/ Daniel Warsh
Manager

Crestview Capital Partners, LLC

By:	/s/ Daniel Warsh
Manager